EXHIBIT 10.18

PORTLAND GENERAL ELECTRIC COMPANY

2005 MANAGEMENT DEFERRED COMPENSATION PLAN

Effective as of January 1, 2005

TABLE OF CONTENTS

TABLE OF CONTENTS (continued)

PORTLAND GENERAL ELECTRIC COMPANY

2005 MANAGEMENT DEFERRED COMPENSATION PLAN

ARTICLE I

PURPOSE

1.1   Purpose

        The purpose of this 2005 Management Deferred Compensation Plan is to provide elective deferred compensation in excess of the limits on elective deferrals under qualified cash or deferred arrangements. It is intended that the Plan will aid in attracting and retaining personnel of exceptional ability.

        The Plan is intended (1) to comply with section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and official guidance issued thereunder, and (2) to be "a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees" within the meaning of sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Notwithstanding any other provision of this Plan, this Plan shall be interpreted, operated and administered in a manner consistent with these intentions.

1.2   Effective Date

        Prior to January 1, 2005, the Portland General Electric Company (the "Company") maintained the Management Deferred Compensation Plan, which was frozen as of December 31, 2004. The Plan is hereby established by the Company effective January 1, 2005 and is intended to replace the frozen plan on a prospective basis.

1.3   Plan Sponsor

        The Plan is adopted for the benefit of selected employees of the Company and selected employees of any corporations or other entities affiliated with or subsidiary to it, if such corporations or entities are selected by the Board. **The Company assumes no liability for the payment of any Plan benefit owed by any other Participating Employer, as defined herein, by reason of its Plan sponsorship.**

ARTICLE II

DEFINITIONS

2.1   Account

"Account" means the account maintained by a Participating Employer in accordance with ARTICLE IV with respect to any deferral of Compensation or Paid Time Off Cancellation pursuant to this Plan.

2.2   Administrative Committee

"Administrative Committee" means the persons designated by the Board to administer the Plan.

2.3   Base Salary

"Base Salary" means the Eligible Employee's actual base pay in the pay period and, except as provided herein, excluding any bonuses and/or overtime pay.

2.4   Beneficiary

"Beneficiary" means the person, persons or entity entitled under ARTICLE VII to receive any Plan benefits payable after a Participant's death.

2.5   Board

"Board" means the Board of Directors of Portland General Electric Company.

2.6   Bonuses

"Bonuses" means Corporate Incentive Plan Awards, Notable Achievement Awards, and any other form of cash Incentive Compensation explicitly designated as deferrable pursuant to this Plan by the Deferral Election form approved by the Administrative Committee.

2.7   Company

"Company" means Portland General Electric Company, an Oregon corporation.

2.8   Code

"Code" means the Internal Revenue Code of 1986, as amended.

2.9   Compensation

"Compensation" means the total of the following, before reduction for elective deferrals under this Plan or a Participating Employer's tax qualified retirement savings plan or any other flexible benefit plan:

2.9-1   Base Salary;

2.9-2   Bonuses;

2.9-3   Any interest on the above payments credited by a Participating Employer for the benefit of an Eligible Employee prior to the date of payment, without respect to any deferral of Compensation made pursuant to this Plan, by a Participating Employer.

Compensation, for purposes of this Plan, may include any new form of cash remuneration paid by a Participating Employer to any Eligible Employee which is explicitly designated as deferrable pursuant to this Plan by the Deferral Election form approved by the Administrative Committee. Compensation for purposes of this Plan, does not include expense reimbursements, imputed income, or any form of noncash compensation or benefits.

2.10   Compensation Committee

"Compensation Committee" means the Compensation Committee of the Board.

2.11   Deferral Election

"Deferral Election" means the election completed by Participant in a form approved by the Administrative Committee which indicates Participant's irrevocable election to defer Compensation as designated in the Deferral Election, pursuant to ARTICLE III.

2.12   Determination Date

"Determination Date" means the last day of each calendar month.

2.13   Direct Subsidiary

"Direct Subsidiary" means any corporation of which a Participating Employer owns at least eighty percent (80%) of the total combined voting power of all classes of its stock entitled to vote.

2.14   Eligible Employee

"Eligible Employee" means an employee of a Participating Employer who:

2.14-1 Is exempt;

2.14-2 Is not covered by a collective bargaining agreement; and

2.14-3 If employed for the entire calendar year, receives or, is expected to receive, Base Salary and an annual bonus from one or more Participating Employers in the calendar year, in an amount equal to or in excess of the threshold amount described in 2.14-5 below, or

2.14-4 If employed for a part of the calendar year, receives or, based on an annualized level of pay would have received, Base Salary and an annual bonus from one or more Participating Employers in the calendar year, in an amount equal to or in excess of the threshold amount described in 2.14-5 below. Notwithstanding the above, eligibility is at the discretion of the Administrative Committee.

2.14-5 The threshold amount in calendar year 2005 and any subsequent year shall be one hundred and twenty-five thousand dollars ($125,000). Such amount may be adjusted by the Administrative Committee each subsequent calendar year at the same time and in not less than the percentage ratio as the cost of living adjustment in the dollar limit on defined benefits under Code section 415(d).

2.15   ERISA

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

2.16   Incentive Compensation

"Incentive Compensation" means payments made to a Participant in recognition of meritorious work performance but shall not include, without limitation, any payment received as moving expense, mortgage expense or mortgage interest reimbursement.

2.17   Indirect Subsidiary

"Indirect Subsidiary" means any corporation of which a Participating Employer directly and constructively owns at least eighty percent (80%) of the total combined voting power of all classes of its stock entitled to vote. In determining the amount of stock of a corporation that is constructively owned by a Participating Employer, stock owned, directly or constructively, by a corporation shall be considered as being owned proportionately by its shareholders according to such shareholders' share of voting power of all classes of its stock entitled to vote.

2.18   Interest

"Interest" means the interest yield computed at the monthly equivalent of an annual yield that is one-half (0.5) percentage point higher than the annual yield on Moody's Average Corporate Bond Yield Index for the three (3) calendar months preceding the immediately prior month as published by Moody's Investors Service, Inc. (or any successor thereto), or, if such index is no longer published, a substantially similar index selected by the Board.

2.19   Key Employee

"Key Employee" means an Employee treated as a "specified employee" under Code section 409A(a)(2)(B)(i), i.e., a key employee (as defined in Code section 416(i) without regard to paragraph (5) thereof) of a corporation any stock in which is publicly traded on an established securities market or otherwise.

2.20   Paid Time Off

"Paid Time Off" means those vacation and holiday days for which the Employer pays employees for time not worked.

2.21   Paid Time Off Cancellation

"Paid Time Off Cancellation" means cash payments made in lieu of Paid Time Off earned by an Eligible Employee.

2.22   Participant

"Participant" means any Eligible Employee who has elected to make deferrals under this Plan.

2.23   Participating Employer

"Participating Employer" means the Company or any affiliated or subsidiary company designated by the Board as a Participating Employer under the Plan, as long as such designation has become effective and continues to be in effect. The designation as a Participating Employer shall become effective only upon the acceptance of such designation and the formal adoption of the Plan by a Participating Employer. A Participating Employer may revoke its acceptance of designation as a Participating Employer at any time, but until it makes such revocation, all of the provisions of this Plan and any amendments thereto shall apply to the Eligible Employees of the Participating Employer and their Beneficiaries.

2.24   Pension Plan

"Pension Plan" means the Participating Employer's Pension Plan, as may be amended from time to time, and any successor defined benefit retirement income plan or plans maintained by the Participating Employer which qualify under Code section 401(a).

2.25   Plan

"Plan" means the Portland General Electric Company 2005 Management Deferred Compensation Plan, as may be amended from time to time.

2.26 <u>Policies</u>

"Policies" means any life insurance policies, annuity contracts or the proceeds therefrom owned or which may be acquired by Participating Employer.

2.27 <u>President</u>

"President" means the President of the Company.

2.28 <u>Separation from Service</u> or <u>Separate from Service</u> means a "separation from service" within the meaning of Code section 409A. Generally, a separation from service occurs when an individual ceases to provide services for the Company and any corporations or other entities that are treated as a single employer with the Company under Code section 414.

2.29 <u>Unforeseeable Emergency</u>

"Unforeseeable Emergency" means a severe financial hardship to a Participant resulting from an illness or accident of the Participant, the Participant's spouse, or a dependent (as defined in Code section 152(a)) of the Participant, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

ARTICLE III

ELIGIBILITY AND DEFERRALS

3.1 <u>Eligibility</u>

3.1-1 General. An Eligible Employee who has completed one year of continuous employment with one or more Participating Employers shall be eligible to participate by making a Deferral Election under Section 3.2 below. The Administrative Committee shall notify Eligible Employees about the Plan and the benefits provided under it. The requirement of one year of continuous employment may be waived by the Administrative Committee.

3.1-2 Cessation of Eligibility. An Eligible Employee who ceases to be an employee of a Participating Employer or to satisfy condition 2.14-1, 2.14-2 or 2.14-3 of the definition of Eligible Employee shall cease participating as to new deferrals immediately.

3.2   Deferral Elections

3.2-1   Time of Elections. An Eligible Employee may elect to participate in the Plan with respect to any Compensation and/or Paid Time Off Cancellation designated in a Deferral Election in a form approved by the Administrative Committee. The Deferral Election must be filed with the Administrative Committee no later than December 15 of the year preceding the year in which the Compensation and/or Paid Time Off Cancellation is earned, or such shorter period as is designated in the Deferral Election form, provided all such elections must be made by the deadline imposed by Code section 409A. A Deferral Election for a new form of cash remuneration may be made at such other time before a Participant becomes entitled to receipt thereof, as may be approved by the Administrative Committee and within the deadline imposed by Code section 409A.

3.2-2   Mid-Year Eligibility.   If an individual first becomes eligible to participate during a calendar year and wishes to defer Compensation and/or Paid Time Off Cancellation during the remainder of the year, a Deferral Election may be filed no later than thirty (30) days after becoming eligible to participate in the Plan. Such Deferral Election shall be effective only with regard to Compensation and/or Paid Time Off Cancellation earned after it is filed with the Administrative Committee and otherwise to the extent permitted by Code section 409A.

3.2-3   Performance-based Compensation. Notwithstanding the foregoing, if the Administrative Committee determines that an item of Compensation qualifies as "performance-based compensation" under Code section 409A, an Eligible Employee may elect to defer a portion of the performance-based compensation by filing a Deferral Election at such later time as permitted by the Administrative Committee and permitted under Code section 409A.

3.2-4   Irrevocability. A Deferral Election for amounts earned in the following calendar year shall become irrevocable on the December 15 by which it is due under Section 3.2-1 and a Deferral Election for amounts earned in the current calendar year shall become irrevocable upon filing with the Administrative Committee under Section 3.2-2 or, if applicable, Section 3.2-3.

3.2-5   Transfer to a Participating Employer.   If a Participant transfers employment from one Participating Employer to another Participating Employer, the Participant's Deferral Election shall remain in effect for the remainder of the calendar year with respect to Compensation and/or Paid Time Off Cancellation earned by the individual after the transfer to the new Participating Employer.

3.3   Limits on Elective Deferrals

A Participant may elect to defer up to eighty percent (80%) of Base Salary and up to one hundred percent (100%) of Bonuses or other form of cash remuneration as approved by the Administrative Committee. The level of deferral elected in either case must be in one percent (1%) increments. A Participant may elect to defer up to one hundred twenty (120) hours per year of Paid Time Off Cancellation in one-tenth (1/10) hour increments, but may not defer any Paid Time Off Cancellation earned in prior calendar years, or the first two hundred (200) hours of Paid Time Off Cancellation earned in the calendar year to which the Deferral Election relates.

3.4   Matching Contributions

The Participating Employer shall provide a matching contribution for each Participant who is making deferrals of Base Salary under this Plan. The matching contribution shall be three percent (3%) of the Participant's annual elective Base Salary deferral under this Plan. For purposes of this provision, Base Salary shall not include amounts received as a Nuclear Regulatory Commission licensing bonus.

3.5   Welfare Benefits

Compensation deferred under this Plan shall constitute compensation for purposes of any welfare plans, (as defined by ERISA), sponsored by the Participating Employer.

ARTICLE IV

DEFERRED COMPENSATION ACCOUNT

4.1   Crediting to Account

The amount of the elective deferrals and matching contributions for a Participant under this Plan shall be credited to an Account for the Participant on the books of the Participating Employer at the time the Compensation and/or Paid Time Off Cancellation would have been paid in cash. Any taxes or other amounts due from the Participant with respect to the deferred Compensation under federal, state or local law, such as a Participant's share of FICA, shall be withheld from nondeferred Compensation payable to the Participant at the time the deferred amounts are credited to the Account. If at the time of such credit, there is not sufficient nondeferred compensation to make the required tax withholding, the amount deferred shall be reduced to allow the Company to comply with the tax withholding required.

4.2   Determination of Accounts

The last day of each calendar month shall be a Determination Date. Each Participant's Account as of each Determination Date shall consist of the balance of the Account as of the immediately preceding Determination Date, plus the Participant's elective deferrals, matching contributions, and Interest credited under this Plan, minus the amount of any distributions made from this Plan since the immediately preceding Determination Date. Interest credited shall be calculated as of each Determination Date based upon the average daily balance of the Account since the preceding Determination Date.

4.3   Vesting of Accounts

Account balances in this Plan shall be fully vested at all times.

4.4   Statement of Accounts

The Administrative Committee shall submit to each Participant, after the close of each calendar quarter and at such other times as determined by the Administrative Committee a statement setting forth the balance of the Account maintained for the Participant.

ARTICLE V

PLAN BENEFITS

5.1   Benefits

5.1-1   Entitlement to Benefits at Separation from Service. Benefits under this Plan shall be payable to a Participant on Separation from Service, or on such subsequent date elected by a Participant and approved by the Administrative Committee on the Participant's Deferral Election. The amount of the benefit shall be the balance of the Participant's Account including Interest to the date of payment, in the form elected under Section 5.3 below.

Notwithstanding the above or any other provision of this Plan, distributions may not be made to a Key Employee upon a Separation from Service before the date which is six months after the date of the Key Employee's Separation from Service (or, if earlier, the date of death of the Key Employee).

5.1-2   Entitlement to Benefits at Death.   As soon as administratively practicable following the death of a Participant for whom an Account is held under this Plan, a death benefit shall be payable to the Participant's Beneficiary in the same form as the Participant elected for payments at Separation from Service, under Section 5.3 below. The amount of the benefit shall be the balance of the Participant's Account including Interest to the date of payment.

5.2   Withdrawals for Unforeseeable Emergency

A Participant may withdraw all or any portion of his Account balance for an Unforeseeable Emergency. The amounts distributed with respect to an Unforeseeable Emergency may not exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship).

5.2-1 Determination. The existence of an Unforeseeable Emergency and the amount to be withdrawn shall be determined by the Administrative Committee.

5.2-2 Suspension. A Participant who makes a withdrawal for Unforeseeable Emergency or financial hardship from any company-sponsored deferral plan, whether qualified or nonqualified, shall be suspended from participation in this Plan for twelve (12) months from the date of such withdrawal, to the extent such suspension is permissible under Code section 409A. Compensation and/or Paid Time Off Cancellation payable during such suspension that would have been deferred under this Plan shall instead be paid to the Participant. No matching contribution shall be credited to a Participant's Account under this Plan during any period of suspension.

5.3   Form of Benefit Payment

5.3-1 The Plan benefits attributable to the elective deferrals for any calendar year shall be paid in one of the forms set out below, as elected by the Participant in the form of payment designation filed with the Deferral Election for that year. The forms of benefit payment are:

(a)   A lump-sum payment;

(b)   Monthly installment payments in substantially equal payments of principal and Interest over a period of up to one hundred eighty (180) months. The amount of the installment payment shall be redetermined on the first day of the month coincidental with or next following the anniversary of the date of Separation from Service each year, based upon the then current rate of Interest, the remaining Account balance, and the remaining number of payment periods; or

(c)   For Participants designated by the President to the Administrative Committee, monthly installment payments over a period of up to one hundred eighty (180) months, consisting of interest only payments for up to one hundred twenty (120) months and principal and interest payments of the remaining Account balance over the remaining period. The amount of the installment payment shall be redetermined on the first day of the month coincidental with or next following the anniversary of the date of Separation from Service each year, based upon the then current rate of Interest, the remaining Account balance, and the remaining number of payment periods.

(d)   In the event the Account balance is ten thousand dollars ($10,000) or less, that benefit will be paid out in a lump sum notwithstanding the form of benefit payment elected by the Participant.

5.3-2 A Participant may elect to file a change of payment designation which shall supersede all prior form of payment designations with respect to the Participant's entire Account. The Participant may redesignate a combination of lump sum and monthly installments if approved by the Administrative Committee, but only if such redesignation does not result in an acceleration of payments under Code section 409A. Any change of payment designation must comply with Code section 409A, which generally means that the designation must (1) not take effect until at least twelve (12) months after the date of the change of payment designation, (2) provide an additional deferral for the first payment for a period of at least five years from the date such payment would otherwise have been made, except in the case of elections relating to distributions on death or Unforeseeable Emergency, and (3) if related to a payment at a specified time or pursuant to a fixed schedule, be made at least twelve (12) months prior to the date of the first scheduled payment.

5.3-3 Participants designated by the President to the Administrative Committee may elect to file a change of payment designation which shall supersede all prior form of payment designations with respect to the Participant's entire Account. The Participant may redesignate monthly installment payments over a period of up to one hundred eighty (180) months, consisting of interest only payments for up to one hundred twenty (120) months and principal and interest payments of the remaining Account balance over the remaining period, but only if such redesignation does not result in an acceleration of payments under Code section 409A. To be effective, such designation must be approved by the President and the Administrative Committee. Any change of payment designation must comply with Code section 409A, which generally means that the designation must (1) not take effect until at least twelve (12) months after the date of the change of payment designation, (2) provide an additional deferral for the first payment for a period of at least five years from the date such payment would otherwise have been made, except in the case of elections relating to distributions on death or Unforeseeable Emergency, and (3) if related to a payment at a specified time or pursuant to a fixed schedule, be made at least twelve (12) months prior to the date of the first scheduled payment.

5.4   Withholding; Payroll Taxes

Each Participating Employer shall withhold from payments made hereunder any taxes required to be withheld from a Participant's wages for the federal or any state or local government. Withholding shall also apply to payments to a Beneficiary unless an election against withholding is made under Code section 3405(a)(2).

5.5   Commencement of Payments

Subject to the rule for Key Employees in Section 5.1-1, payment shall commence as soon as administratively practicable, but not later than sixty-five (65) days after the end of the month in which a Participant Separates from Service unless the Participant's Deferral Election, approved by the Administrative Committee, provides for a later commencement date. All payments shall be made as of the first day of the month, and shall commence within the time required by section 409A.

5.6   Full Payment of Benefits

Notwithstanding any other provision of this Plan, all benefits shall be paid no later than one hundred eighty (180) months following the date payment to a Participant commences.

5.7   Payment to Guardian

If a Plan benefit is payable to a minor or a person declared incompetent or deemed to be legally incapable of handling the disposition of property, the Administrative Committee may direct payment of such Plan benefit to the guardian, legal representative or person having the care and custody of such minor or incompetent person. The Administrative Committee may require such proof of incompetency, minority, incapacity or guardianship as he may deem appropriate prior to distribution of the Plan benefit. Such distribution shall completely discharge the Administrative Committee, the Participating Employer, and the Company from all liability with respect to such benefit.

ARTICLE VI

RESTORATION OF PENSION PLAN BENEFITS

6.1   Pension Plan

If a Participating Employer maintains a tax qualified Pension Plan for the benefit of eligible employees, and the Pension Plan provides benefits determined under a formula that is based in part on the employee's nondeferred compensation, a Participant in this Plan may receive a smaller benefit under the Pension Plan as a result of electing deferrals under this Plan.

6.2   Restoration of Pension Plan Benefits

In addition to the benefits payable under Section 5.1 above, a Participating Employer shall pay to any Participant whose Pension Plan benefit is not restored under any other employee or executive benefit plan maintained by a Participating Employer, a benefit payment equal to the excess of (b) over (a) as follows:

(a) The actuarial equivalent lump sum present value of the retirement income (or death benefit) payable (either immediately or deferred) under the Pension Plan; and

(b) the actuarial equivalent lump sum present value of the retirement income (or death benefit) that would have been payable under the Pension Plan if Participant had made no Deferral Elections in any calendar year under this Plan. The actuarial equivalent lump sum present values shall be calculated in the same manner and using the same factors as are used to calculate lump-sum distributions under the Pension Plan. If Participant Separates from Service prior to attaining the age of fifty-five (55), payment of the restoration of Pension Plan benefits shall be made as if Participant had made a lump-sum election pursuant to Subsection (a) above with respect to the payment of the restoration of Pension Plan benefits. If Participant Separates from Service upon or after attaining the age of fifty-five (55), payment of the restoration of Pension Plan benefits shall be made as if Participant had made an election to receive monthly installment payments in substantially equal payments of principal and Interest over a period of one hundred twenty (120) months pursuant to Section 5.3-1(b) above with respect to the payment of the restoration of Pension Plan benefits. Notwithstanding the foregoing, in the event the actuarial equivalent lump sum present value is ten thousand dollars ($10,000) or less when the Participant Separates from Service, that benefit will be paid out in a lump sum.

ARTICLE VII

BENEFICIARY DESIGNATION

7.1   Beneficiary Designation

Each Participant shall have the right, at any time, to designate one or more persons or entities as the Participant's Beneficiary, primary as well as secondary, to whom benefits under this Plan shall be paid in the event of the Participant's death prior to complete distribution to the Participant of the benefits due under the Plan. Each Beneficiary designation shall be in a written form prescribed by the Administrative Committee and will be effective only when filed with the Administrative Committee during the Participant's lifetime.

7.2   Amendments

Any Beneficiary designation may be changed by a Participant without the consent of any Beneficiary by filing a new Beneficiary designation with the Administrative Committee. If a Participant's compensation is community property under applicable law, any Beneficiary designation shall be valid or effective only as permitted under such a law.

7.3   No Beneficiary Designation

In the absence of an effective Beneficiary designation, or if all Beneficiaries predecease a Participant, the Participant's estate shall be the Beneficiary. If a Beneficiary dies after a Participant and before payment of benefits under this Plan has been completed, the remaining benefits shall be payable to the Beneficiary's estate.

7.4   Effect of Payment

Payment to the Beneficiary shall completely discharge the Participating Employer's obligations under this Plan.

ARTICLE VIII

ADMINISTRATION

8.1   Administrative Committee; Duties

This Plan shall be administered by the Administrative Committee appointed by the Board. Members of the Administrative Committee may be Participants under this Plan who are actively employed by the Company. The Administrative Committee shall have the authority to make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Plan and decide or resolve any and all questions, including interpretations of this Plan, as may arise in connection with the Plan. The Administrative Committee shall report to the Compensation Committee regarding Plan activity on an annual basis and at such other times as may be requested by the Compensation Committee.

8.2   Agents

In the administration of this Plan, the Administrative Committee may, from time to time, employ agents and delegate to such agents, including employees of any Participating Employer, such administrative duties as it sees fit, and may from time to time consult with counsel, who may be counsel to any Participating Employer.

8.3   Binding Effect of Decisions

The decision or action of the Administrative Committee in respect of any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.

8.4   Indemnity of Administrative Committee; Compensation Committee

Each Participating Employer shall indemnify and hold harmless the Administrative Committee and the Compensation Committee, and their individual members, against any and all claims, loss, damage, expense or liability arising from any action or failure to act with respect to this Plan, except in the case of gross negligence or willful misconduct.

8.5   Availability of Plan Documents

Each Participant shall receive a copy of this Plan, and the Administrative Committee shall make available for inspection by any Participant a copy of the rules and regulations used in administering the Plan.

8.6   Cost of Plan Administration

The Company shall bear all expenses of administration of this Plan. However, a ratable portion of the expense shall be charged back to each Participating Employer.

ARTICLE IX

CLAIMS PROCEDURE

9.1 Claim

A Participant or his authorized representative may file a claim for benefits under the Plan. Any claim must be in writing and submitted to the Administrative Committee at such address as may be specified from time to time. Claimants will be notified in writing of approved claims, which will be processed as filed. A claim is considered approved only if its approval is communicated in writing to a claimant.

9.2 Denial of Claim

In the case of the denial of a claim respecting benefits paid or payable with respect to a Participant, a written notice will be furnished to the claimant within 90 days of the date on which the claim is received by the Administrative Committee. If special circumstances (such as for a hearing) require a longer period, the claimant will be notified in writing, prior to the expiration of the 90-day period, of the reasons for an extension of time; provided, however, that no extensions will be permitted beyond 90 days after the expiration of the initial 90-day period. A denial or partial denial of a claim will be dated and signed by the Administrative Committee and will clearly set forth:

(i)   the specific reason or reasons for the denial;

(ii)   specific reference to pertinent Plan provisions on which the denial is based;

(iii)   a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(iv)   an explanation of the procedure for review of the denied or partially denied claim set forth below, including the claimant's right to bring a civil action under ERISA section 502(a) following an adverse benefit determination on review.

9.3 Review of Claim

Upon denial of a claim, in whole or in part, a claimant or his duly authorized representative will have the right to submit a written request to the Administrative Committee for a full and fair review of the denied claim by filing a written notice of appeal with the Administrative Committee within 60 days of the receipt by the claimant of written notice of the denial of the claim. A claimant or the claimant's authorized representative will have, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant's claim for benefits and may submit issues and comments in writing. The review will take into account all comments, documents, records, and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

If the claimant fails to file a request for review within 60 days of the denial notification, the claim will be deemed abandoned and the claimant precluded from reasserting it. If the claimant does file a request for review, his request must include a description of the issues and evidence he deems relevant. Failure to raise issues or present evidence on review will preclude those issues or evidence from being presented in any subsequent proceeding or judicial review of the claim.

9.4   Decision Upon Review

The Administrative Committee will provide a prompt written decision on review. If the claim is denied on review, the decision shall set forth:

(i)   the specific reason or reasons for the adverse determination;

(ii)   specific reference to pertinent Plan provisions on which the adverse determination is based;

(iii)   a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant's claim for benefits; and

(iv)   a statement describing any voluntary appeal procedures offered by the Plan and the claimant's right to obtain the information about such procedures, as well as a statement of the claimant's right to bring an action under ERISA section 502(a).

A decision will be rendered no more than 60 days after the Administrative Committee's receipt of the request for review, except that such period may be extended for an additional 60 days if the Administrative Committee determines that special circumstances (such as for a hearing) require such extension. If an extension of time is required, written notice of the extension will be furnished to the claimant before the end of the initial 60-day period.

9.5   Finality of Determinations; Exhaustion of Remedies

To the extent permitted by law, decisions reached under the claims procedures set forth in this Article shall be final and binding on all parties. No legal action for benefits under the Plan shall be brought unless and until the claimant has exhausted his remedies under this Article. In any such legal action, the claimant may only present evidence and theories which the claimant presented during the claims procedure. Any claims which the claimant does not in good faith pursue through the review stage of the procedure shall be treated as having been irrevocably waived.

ARTICLE X

AMENDMENT AND TERMINATION OF PLAN

10.1   Amendment

The Administrative Committee may amend the Plan from time to time as may be necessary for administrative purposes and legal compliance of the Plan, provided, however, that no such amendment shall affect the benefit rights of Participants or Beneficiaries in the Plan. The Compensation Committee may amend the Plan at any time, provided, however, that no amendment shall be effective to decrease or restrict the accrued rights of Participants and Beneficiaries to the amounts in their Accounts at the time of the amendment. Such amendments shall be subject to the following:

10.1-1 Preservation of Account Balance. No amendment shall reduce the amount accrued in any Account to the date such notice of the amendment is given.

10.1-2 Changes in Interest Rate. No amendment shall reduce the rate of Interest to be credited, after the date of the amendment, on the amount already accrued in any Account or on the deferred amounts credited to any Account under Deferral Elections already in effect on the date of the amendment.

10.2   Termination

The board of directors of each Participating Employer may at any time, in its sole discretion, terminate or suspend the Plan in whole or in part for that Participating Employer. However, no such termination or suspension shall adversely affect the benefits of Participants which have accrued prior to such action, the benefits of any Participant who has previously Separated from Service, the benefits of any Beneficiary of a Participant who has previously died, or already accrued Plan liabilities between Participating Employers.

10.3   Payment at Termination

If the Plan is terminated, payment of each Account to a Participant or a Beneficiary for whom it is held shall commence pursuant to Section 5.5 and be paid in the form designated by the Participant, to the extent permitted under Code section 409A.

ARTICLE XI

MISCELLANEOUS

11.1   Legal Determinations

11.1-1   Compliance with Code. This Plan is intended to comply with Code section 409A and official guidance issued thereunder. Notwithstanding any other provision of this Plan, this Plan shall be interpreted, operated, and administered to achieve this intent.

11.1-2 Unfunded Plan. This Plan is intended to be an unfunded plan maintained primarily to provide deferred compensation benefits for a select group of "management or highly compensated employees" within the meaning of sections 201, 301, and 401 of ERISA, and therefore to be exempt from the provisions of Parts 2, 3 and 4 of Title I of ERISA. Accordingly, the Administrative Committee may terminate the Plan and commence termination payout under Section 10.3 above for all or certain Participants, to the extent permitted under Code section 409A, or remove certain employees as Participants, if the United States Department of Labor or a court of competent jurisdiction determines that the Plan constitutes an employee pension benefit plan within the meaning of section 3(2) of ERISA which is not so exempt. This Plan is not intended to create an investment contract, but to provide retirement benefits to eligible individuals who have elected to participate in the Plan. Eligible individuals are select employees who, by virtue of their position with a Participating Employer, are uniquely informed as to the Participating Employer's operations and have the ability to materially affect the Participating Employer's profitability and operations.

11.2   Liability

11.2-1   Liability for Benefits.   Except as otherwise provided in this paragraph, liability for the payment of a Participant's benefit pursuant to this Plan shall be borne solely by the Participating Employer that employs the Participant and reports the Participant as being on its payroll during the accrual or increase of the Plan benefit, and no liability for the payment of any Plan benefit shall be incurred by reason of Plan sponsorship or participation except for the Plan benefits of a Participating Employer's own employees. Provided, however, that each Participating Employer, by accepting the Board's designation as a Participating Employer under the Plan and formally adopting the Plan, agrees to assume secondary liability for the payment of any benefit accrued or increased while a Participant is employed and on the payroll of a Participating Employer that is a Direct Subsidiary or Indirect Subsidiary of the Participating Employer at the time such benefit is accrued or increased. Such liability shall survive any revocation of designation as a Participating Employer with respect to any liabilities accrued at the time of such revocation. Nothing in this paragraph shall be interpreted as prohibiting any Participating Employer or any other person from expressly agreeing to the assumption of liability for a Plan Participant's payment of any benefits under the Plan.

11.2-2   Unsecured General Creditor.   Participants and their Beneficiaries, heirs, successors, and assigns shall have no secured legal or equitable rights, interest or claims in any property or assets of a Participating Employer, nor shall they be beneficiaries of, or have any rights, claims or interests in any Policies or the proceeds therefrom owned or which may be acquired by a Participating Employer. Except as provided in Section 11.3, such Policies or other assets of a Participating Employer shall not be held under any trust for the benefit of Participants, their Beneficiaries, heirs, successors or assigns, or held in any way as collateral security for the fulfilling of the obligations of a Participating Employer under this Plan. Any and all of a Participating Employer's assets and Policies shall be, and remain, the general, unpledged, unrestricted assets of the Participating Employer. A Participating Employer's obligation under the Plan shall be that of an unfunded and unsecured promise to pay money in the future.

11.3   Trust Fund

At its discretion, each Participating Employer, jointly or severally, may establish one or more trusts, with such trustee as the Board may approve, for the purpose of providing for the payment of such benefits. Such trust or trusts may be irrevocable, but the assets thereof shall be subject to the claims of the Participating Employer's creditors. To the extent any benefits provided under the Plan are actually paid from any such trust, the Participating Employer shall have no further obligation with respect thereto, but to the extent not so paid, such benefits shall remain the obligation of, and shall be paid by the Participating Employer.

11.4   Nonassignability

Neither a Participant nor any other person shall have any right to sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are, expressly declared to be nonassignable and nontransferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, nor shall such amounts be transferable by operation of law in the event of a Participant's or any other person's bankruptcy or insolvency.

11.5   Not a Contract of Employment

The terms and conditions of this Plan shall not be deemed to constitute a contract of employment between a Participating Employer and a Participant, and neither a Participant nor a Participant's Beneficiary shall have any rights against a Participating Employer except as may otherwise be specifically provided herein. Moreover, nothing in this Plan shall be deemed to give a Participant the right to be hired or retained in the service of a Participating Employer or to interfere with the right of a Participating Employer at any time to discipline or discharge a Participant who is an employee.

11.6   Protective Provisions

A Participant will cooperate with a Participating Employer by furnishing any and all information requested by a Participating Employer, in order to facilitate the payment of benefits hereunder, and by taking such physical examinations as a Participating Employer may deem necessary and taking such other action as may be requested by a Participating Employer.

11.7   Governing Law

The provisions of this Plan shall be construed and interpreted according to the laws of the State of Oregon, except as preempted by federal law.

11.8   Terms

In this Plan document, unless the context clearly indicates the contrary, the masculine gender will be deemed to include the female gender, and the singular shall include the plural.

11.9   <u>Validity</u>

In case any provisions of this Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal and invalid provision had never been inserted herein.

11.10   <u>Notice</u>

Any notice or filing required or permitted to be given to the Administrative Committee under the Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail to the Administrative Committee or to the Secretary of Participating Employer. Notice to the Administrative Committee, if mailed, shall be addressed to the principal executive offices of Participating Employer. Notice mailed to the Participant shall be at such address as is given in the records of the Participating Employer. Notices shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

11.11   <u>Successors</u>

The provisions of this Plan shall bind and inure to the benefit of each Participating Employer and its successors and assigns. The term successors as used herein shall include any corporate or other business entity which shall, whether by merger, consolidation, purchase or otherwise, acquire all or substantially all of the business and assets of a Participating Employer, and successors of any such corporation or other business entity.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its officers thereunto duly authorized this 4th day of March, 2005.

ADMINISTRATIVE COMMITTEE
PORTLAND GENERAL ELECTRIC COMPANY
2005 MANAGEMENT DEFERRED COMPENSATION PLAN

/s/ James F. Lobdell
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James F. Lobdell

/s/ James J. Piro
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James J. Piro

/s/ Arleen N. Barnett
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Arleen N. Barnett